

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

Via E-mail
Howard C. Yang
President and Chief Executive Officer
Montage Technology Group Limited
Room A1601, Technology Building, 900 Yi Shan Road
Xuhui District, Shanghai, 200233
People's Republic of China

> **Re: Montage Technology Group Limited**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 9, 2013**
> **CIK No. 001375514**

Dear Mr. Yang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market and Industry Data, page 37

1.   The disclaimers in the last two sentences in the first paragraph under this caption are not appropriate as you should not include data in your prospectus that you believe could be materially inaccurate. Please revise here and throughout the document as appropriate.

Capitalization, page 40

2.   We note that the pro forma accumulated deficit of $115.6 million disclosed in this section does not match the pro forma accumulated deficit in your balance sheet on page F-3. Please revise your filing to correct this apparent typographical error.

Close Collaboration and Relationships, page 79

3.   Please explain the nature and material terms of your collaborations with Dell, Inc., Hewlett Packard Company and International Business Machines Corporation.

Broad Customer Base, page 79

4.   Please provide us an analysis of your determination that you had the highest growth rate among set-top box providers with 10% or greater market share in China from the backup materials you provided. In addition, please clarify the time frame in which you believe this statement to apply.

Notes to Consolidated Financial Statements, page F-8

5.   We noted disclosures herein that you revised the classification of inventory by stage of completion by now including $5,464 and $7,373 in finished goods as of December 31, 2011 and 2012, respectively that was previously included in work in progress. Please tell us and revise the filing to disclose the reason for revision. Tell us the authoritative accounting literature that you considered when determining the need for the referenced revision.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Eric Atallah at (202) 551-3663 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Portia Ku, Esq.